FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: “Syngenta agrees settlement with USDA on unintended Bt10 corn”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Syngenta agrees settlement with USDA on unintended Bt10 corn

Basel, Switzerland/ Washington, DC, USA, 8 April 2005

Syngenta announced today that it has agreed a settlement with the US Department of Agriculture (USDA) for the unintended release of a limited amount of Bt10 corn.

The coordinated investigation of the Environmental Protection Agency (EPA) and USDA concluded: “EPA and USDA have reviewed scientific information and have concluded that there are no human or animal health or environmental concerns with Bt 10 corn.” (see: www.usda.gov) USDA issued a $375,000 fine and a requirement that Syngenta sponsor a compliance training conference.

“We welcome the settlement with the USDA and the government’s conclusion that Syngenta’s misidentification of Bt10 corn, while a regrettable mistake, does not pose any risks to consumers, public health or the environment”, said Mike Mack, Chief Operating Officer of Syngenta Seeds. “While the amount of Bt10 corn that was mistakenly supplied represents an extremely small quantity, we fully accept and will abide by the USDA’s decision and requirements. We continue to cooperate with the EPA in the USA and with governments and authorities concerned around the world, including in Asia and the European Commission. Syngenta will make all efforts to provide the relevant authorities with any necessary additional information.”

Bt10 corn is genetically modified corn that was mistakenly supplied in very small amounts as Bt11 corn between 2001 and 2004. The proteins expressed by Bt10 and Bt11 are identical, with the Bt gene in a different location in the corn’s genome; this has no impact on the safety of the corn.

Bt11 field corn is approved for food and feed use and for cultivation in the USA, Canada, Argentina, Japan, South Africa, and Uruguay. Additionally, it is approved for import for food and feed use in the European Union, Switzerland, Australia, New Zealand, Taiwan, the Philippines, China, Russia, and Korea. Bt11 was approved for cultivation and human consumption in the USA in 1996, for food and feed use in Japan in 1996 and for human consumption in the EU in 1998.

Bt10 also has an antibiotic resistance marker gene, which has been approved and widely used around the world for many years, including in the European Union. This marker is not active in the plant and therefore has no impact on the safety profile of the corn.

Syngenta identified the Bt10 event using advanced DNA-based testing. The Bt10 event was found in five Bt corn breeding lines in the USA, three of which were used between 2001 and 2004 primarily for pre-commercial development. The seeds produced could have planted an estimated 37,000 acres (15,000 hectares) in the USA accumulative over the four-year time period. This equates to one-one hundredth of one percent (0.01 percent) of the annual total US corn acreage (annual US corn plantings is 80 million acres or 32 million hectares). Only around 18 percent of US corn is exported to other countries. Therefore, although it is possible that some Bt10 grain could have entered US export channels, any such amount would have been in very small volumes.

Syngenta – 8 April 2005 / Page 1 of 2

A summary of the settlement with the USDA can be found on USDA’s website: www.usda.gov. Further information on antibiotic resistance marker genes is available at: http://www.syngenta.com/en/news/arm-genes-quotes-050407.aspx.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2004 were approximately $7.3 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Switzerland:	Markus Payer	Tel: +41 (61) 323 2323
	USA:	Sarah Hull	Tel: +1 (202) 347 8348

Analysts/Investors:	Switzerland:	Jonathan Seabrook	Tel: +41 (61) 323 7502
		Jennifer Gough	Tel: +41 (61) 323 5059
	USA:	Rhonda Chiger	Tel: +1 (917) 322 2569

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – 8 April 2005 / Page 2 of 2

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	April 8, 2005	By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	General Counsel

		By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary